February 25, 2025

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Northern Lights Fund Trust III (the “Registrant”) File Nos. 333-178833 and 811-22655

Dear Mr. Zapata:

On February 12, 2025, the Registrant filed a proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 in connection with Boyd Watterson Limited Duration Enhanced Income Fund (the “Fund”). In a telephone conversation on February 19, 2025, you provided comments to the Proxy Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 1: On the cover page, please update the website address here proxy materials are available.

Response: The Registrant will provide an updated website address throughout the Proxy Statement in the definitive filing.

Comment 2: In the sixth paragraph under the heading “Overview and Background”, please correct or explain the reference to “Absolute” in the second sentence.

Response: The Registrant regrets the clerical error and has replaced all references to “Absolute” with “Boyd Watterson.”

Comment 3: Please confirm that the Transaction occurred on August 30, 2024. If so, please explain whether Boyd Watterson continues to serve as advisor to the Fund and provide an analysis under Rule 15(a)(4) of the 1940 Act as to whether that is appropriate.

Response: The Registrant confirms that the Transaction occurred on August 30, 2024, and that the Interim Advisory Agreement expired on January 27, 2025.

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

Mr. Alberto Zapata

February 25, 2025

Boyd Watterson continues to serve as advisor to the Fund, and the Registrant continues to seek shareholder approval of the new advisory agreement. Therefore, pursuant to Rule 15(a)(4)(b)(vi)(C), Boyd Watterson will provide its services at cost for the period January 27, 2025 until the advisory agreement is approved by shareholders. Consistent with the Rule, the Interim Advisory Agreement provides, in relevant part:

If a majority of the Fund’s outstanding voting securities do not approve a long-term advisory agreement with the Adviser, the adviser will be paid out of the escrow account, the lesser of: any costs incurred in performing this Agreement (plus interest earned on that amount while in escrow); or the total amount in the escrow account earned (plus interested earned).

Comment 4: On page 9 of the Proxy Statement, please provide the estimated cost of the proxy solicitation.

Response: The Registrant will include a cost estimate of the proxy solicitation in the definitive filing.

Comment 5: Please provide supplementally a copy of the Interim Advisory Agreement.

Response: A copy of the Interim Advisory Agreement was provided supplementally on February 21, 2025 and will be appended as Exhibit A to the Proxy Statement.

If you have any questions, please call the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser